Exhibit (a)(5)(C)

TRANSDIGM GROUP INCORPORATED COMMENCES TENDER OFFER

FOR ALL SHARES OF AEROSONIC CORPORATION

Cleveland, OH and Clearwater, FL – May 7, 2013 – TransDigm Group Incorporated (“TransDigm”) (NYSE: TDG) and Aerosonic Corporation (“Aerosonic”) (NYSE MKT: AIM) today announced that TransDigm’s indirect wholly owned subsidiary, Buccaneer Acquisition Sub Inc. (“Purchaser”), has commenced a tender offer to acquire all of the outstanding shares of Aerosonic common stock for $7.75 per share in cash, without interest and less any applicable withholding taxes (the “Offer”). The Offer is being made pursuant to the terms of the previously announced definitive merger agreement (the “Agreement”) entered into between TransDigm, Purchaser and Aerosonic on April 19, 2013.

If the Offer is successfully completed, pursuant to the terms of the Agreement, TransDigm expects to acquire any of the Aerosonic common shares not tendered in the tender offer through a merger transaction in which the remaining shares of Aerosonic are converted into a right to receive the same consideration per share as paid in the Offer.

The Offer is subject to customary closing conditions, including valid tender of shares representing at least a majority of Aerosonic’s then outstanding shares on a fully diluted basis. There is no financing condition to the Offer.

The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, June 4, 2013, unless otherwise extended.

As contemplated by the Agreement, Aerosonic, with the assistance of its independent advisors, will solicit superior proposals from third parties until May 29, 2013. Aerosonic does not anticipate disclosing any developments regarding this process unless and until its Board of Directors makes a decision with respect to a potential superior proposal. There is no assurance that this process will result in a superior proposal. TransDigm will terminate the Offer if Aerosonic accepts a superior proposal and terminates the Agreement in accordance with its terms.

Today, TransDigm is filing with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the Offer. In addition, Aerosonic is filing with the SEC today a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Aerosonic’s Board of Directors that Aerosonic stockholders tender their shares pursuant to the Offer.

Copies of the offer to purchase, letter of transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge to Aerosonic stockholders from Georgeson Inc., the Information Agent for the Offer, at (800) 868-1390 (toll-free). The Depositary for the Offer is American Stock Transfer & Trust Company.

Advisors

Baker & Hostetler LLP is acting as legal advisor to TransDigm. Bluestone Capital Partners is acting as financial advisor and Hill Ward Henderson, PA is acting as legal advisor to Aerosonic. Hyde Park Capital also provided financial advice to Aerosonic’s Board of Directors with respect to the transaction.

About TransDigm

TransDigm, through its wholly-owned subsidiaries, is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and lighting and control technology.

About Aerosonic Corporation

Aerosonic designs and manufactures proprietary, highly engineered aviation components for use on commercial and military aircraft. Major product offerings include both mechanical and digital altimeters, airspeed indicators, rate of climb indicators, microprocessor controlled air data test sets, angle of attack stall warning systems, integrated air data sensors and other aircraft sensors, monitoring systems and flight instrumentation.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

This press release is not an offer to purchase or a solicitation of an offer to sell securities of Aerosonic. TransDigm is filing today its offer to purchase and related materials with the Securities and Exchange Commission (the “SEC”) on Schedule TO, and Aerosonic is filing today its solicitation/recommendation statement with the SEC on Schedule 14D-9. AEROSONIC STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY SINCE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING TERMS AND CONDITIONS OF THE OFFER. Aerosonic stockholders may obtain a free copy of these materials and other documents filed by TransDigm or Aerosonic with the SEC at the website maintained by the SEC at www.sec.gov. In addition, these materials are available free of charge to Aerosonic stockholders from Georgeson Inc., the Information Agent for the Offer, at (800) 868-1390 (toll-free).

Some of the statements in this press release constitute “forward-looking statements.” These statements are related to the expected timing, completion and effects of the proposed transaction or other future events, , and may be identified by terminology such as “may,” “will,” “should,” “expects,” “scheduled,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “potential,” or “continue,” or the negative of such terms, or other comparable terminology. These statements are only predictions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Aerosonic and

TransDigm might not be able to complete the proposed transaction on terms described above, other acceptable terms or at all because of a failure to satisfy closing conditions, including receipt of sufficient tenders, or other factors. Aerosonic and TransDigm make no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise.

Media / Investor Contacts

For TransDigm Group Incorporated TransDigm Group Incorporated Liza Sabol Investor Relations (216) 706-2945 ir@transdigm.com	For Aerosonic Corporation Aerosonic Corporation Mark Perkins Executive Vice President of Sales and Marketing (727) 461-3000 mperkins@aerosonic.com

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